FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number: 000-33295

3SBIO INC.

(Translation of registrant’s name into English)

No. 3 A1, Road 10

Shenyang Economy & Technology Development Zone

Shenyang 110027

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

3SBIO INC.

FORM 6-K

3SBio Inc. is furnishing under the cover of Form 6-K:

Exhibit 99.1	Press release, dated May 14, 2008, regarding unaudited first quarter 2008 results.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3SBIO INC.

By:	/s/ Kevin Teo
Name:	Kevin Teo
Title:	Chief Financial Officer

Date: May 19, 2008

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EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press release, dated May 14, 2008, regarding unaudited first quarter 2008 results.

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Exhibit 99.1

FOR IMMEDIATE RELEASE

3SBIO INC. ANNOUNCES

FIRST QUARTER 2008 RESULTS

•	Q1 2008 net revenues grew 56.8%, as compared to Q1 2007, to RMB55.5 million (US$7.9 million)

•	Q1 2008 operating income grew 22.4%, as compared to Q1 2007, to RMB14.2 million (US$2.0 million)

•	Q1 2008 net income grew 22.3%, as compared to Q1 2007, to RMB 19.8 million (US$2.8 million)

SHENYANG, CHINA — May 14, 2008 — 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or “the Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced its unaudited financial results for the first quarter ended March 31, 2008.

First Quarter 2008 Financial Highlights:

•	Total net revenues increased 56.8% over the first quarter 2007 to RMB55.5 million (US$7.9 million).

•

Net revenue from our flagship injectable recombinant human erythropoietin (“EPO”) products, marketed under our EPIAO brand, increased 41.2% over the first quarter 2007 to RMB35.5 million (US$5.1 million).

•

Net revenue from our protein-based therapeutic recombinant human thrombopoietin (“TPO”) products, marketed under our TPIAO brand, increased 103.8% over the first quarter 2007 to RMB15.4 million (US$2.2 million).

•	Operating income increased 22.4% over the first quarter 2007 to RMB14.2 million (US$2.0 million).

•	Net income increased 22.3% over the first quarter 2007 to RMB19.8 million (US$2.8 million).

•	Net income per American Depositary Share (“ADS”) for the first quarter 2008 was RMB0.91 (US$0.13). Each ADS represents seven ordinary shares.

Dr. Jing Lou, chief executive officer of 3SBio, commented, “I am pleased to announce a solid first quarter, marked by continued sales growth in our core products EPIAO and TPIAO. Our results, demonstrate the underlying health of the oncology and nephrology therapeutic end-markets in which we operate and the growing market positions of our brands. In addition, we continued to realize the benefits of our focused business development strategy, as we witnessed increased revenue contribution and market acceptance for our in-licensed Iron Sucrose product Finally, in the first quarter 2008, we have made significant progress in advancing our phase III clinical trials and are confident in our timetable to file with the SFDA in the second half of 2008 for all three trials. As an R&D focused company, we continued to make progress on our early stage pipeline and expect to file for clinical trial applications for NuPIAO, our second generation EPO, by the end of 2008.”

“The fundamentals of our business remain strong as we expand our organization in order to capitalize on the growth opportunities presented by the growing and under-penetrated China market. With these results, we again demonstrate our focus on maintaining growth and profitability, which we believe is the most effective way to build shareholder value over the long-term.”

First Quarter 2008 Unaudited Financial Results:

Net Revenues. Our net revenues amounted to RMB55.5 million (US$7.9 million) in the first quarter 2008 compared to RMB35.4 million for the first quarter 2007, representing an increase of 56.8%, primarily attributable to the continued increase in sales from EPIAO and TPIAO. Net revenues from our leading EPIAO products increased by 41.2% from RMB25.1 million in the first quarter 2007 to RMB35.5 million (US$5.1 million) in the first quarter 2008. This increase resulted from our continued success in the oncology market as well as from the strong underlying demand in the dialysis market; trends which we believe demonstrate the fundamental health of the Chinese EPO market. Net revenues from our TPIAO product increased by 103.8% over the first quarter 2007 to RMB15.4 million (US$2.2 million) due to the continued increase in physician acceptance of the product in the marketplace. Our TPIAO products remain our second largest revenue contributor, accounting for 27.8% of total net revenues for the first quarter 2008 as compared to 21.4% in the first quarter 2007 Revenue from our in-licensed Iron Sucrose supplement was RMB1.4 million (US$0.2 million), representing an increase of 154.5% over the first quarter 2007, accounting for 2.5% to our overall sales for the first quarter 2008.

Gross Profit. Gross profit increased 55.8% to RMB50.6 million (US$7.2 million) for the first quarter 2008 from RMB32.4 million in the first quarter 2007. Gross margin was 91.1% in the first quarter 2008, in line with 91.7% in the first quarter 2007.

Operating Expenses. Total operating expenses, representing 65.6% of total net revenues, increased 74.4% to RMB36.4 million (US$5.2 million) for the first quarter 2008 from RMB20.9 million, representing 58.9% of total net revenues, in the first quarter of 2007. This increase reflects increased sales and marketing expenses in our continued efforts to establish the TPIAO brand and increase market share of the oncology market for our EPIAO products. This increase in total operating expenses also reflects our effort in the expansion of our organization, including strengthening our sales and marketing infrastructure, to capitalize on the growing pharmaceutical market in China.

Research and development expense, representing 5.0% of total net revenues, increased by 26.0% to RMB2.8 million (US$0.4 million) in the first quarter 2008 from RMB2.2 million, representing 6.2% of total net revenues, in the first quarter 2007. This increase was mainly due to expenses associated with the Phase IV clinical trial of TPIAO and other research and development related expenses.

Sales, marketing and distribution expense, representing 46.2% of total net revenues, increased by 64.5% to RMB25.6 million (US$3.7 million) in the first quarter 2008 from RMB15.6 million, representing 44.0% of total net revenues, in the first quarter 2007 as a result of increased personnel, conference, promotional and advertising costs in line with the expansion of our sales and marketing network in China.

General and administration expense, representing 14.4% of total net revenues, increased by 158.6% to RMB8.0 million (US$1.1 million) in the first quarter 2008 from RMB3.1 million, representing 8.7% of total net revenues, in the first quarter 2007. This increase was a result of increased personnel cost due to increase in personnel and professional fees associated with being a public company since February 2007.

Income from Operations. As a result of the foregoing, operating income for the first quarter 2008 increased by 22.4% to RMB14.2 million (US$2.0 million) as compared to RMB11.6 million in the first quarter 2007. Operating margin for the first quarter 2008 was 25.6% as compared to 32.8% for the first quarter 2007.

Total Other Income, net. Net other income increased by 38.7% to RMB8.8 million (US$1.3 million) in the first quarter 2008, as compared to net other income of RMB6.4 million in the first quarter 2007, as a result of increased interest income from the net proceeds from our IPO in February 2007. No interest expense was incurred in the first quarter 2008 as compared to RMB0.4 million in first quarter 2007.

Income before Income Tax Expense and Minority Interests. As a result of the foregoing, our income before income tax expense and minority interests increased by 28.2% to RMB23.0 million (US$3.3 million) in the first quarter 2008 from RMB18.0 million in the first quarter 2007.

Income Tax Expense. Our income tax expense increased by 90.2% to RMB3.3 million (US$0.5 million) for the first quarter 2008 from RMB1.8 million for the first quarter 2007. The effective tax rate was 14.5% for the first quarter 2008 as compared to 9.8% for the first quarter 2007. The increase in tax expense and effective tax rate were attributable to the corporate income tax rate for a major operating subsidiary from 15% to 18% effective from January 1, 2008.

Under the Enterprise Income Tax (EIT) Law, effective January 1, 2008, China adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoked the current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. A “new and high tech enterprise” prior to January 1, 2008 will gradually transition to the new tax rate within five years, i.e. 18% for 2008, 20% for 2009, 22% for 2010, 24% for 2011 and 25% for 2012, unless it is re-identified as a “new and high tech enterprise” under the EIT Law during the transition period. Companies that are re-identified to be “new and high tech enterprise” can continue to enjoy the preferential tax rate of 15%. The relevant PRC authority has issued the Management Measures of Identifying New and High-Tech Enterprises and its annex, Key Fields of New and High-Tech Supported by the State in April 2008 although detailed application procedures have not been announced.

Net Income. As a result of the foregoing, our net income increased by 22.3% to RMB19.8 million (US$2.8 million) for the first quarter 2008 from RMB16.2 million for first quarter 2007.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on our year-end financial statements, which could result in significant differences from this unaudited financial information.

Currency Convenience Translation

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB7.0120 to US$1.00, the noon buying rate for US dollars in effect on March 31, 2008 for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Phase III Programs Update

We continued to make progress across our phase III clinical trials during the first quarter 2008.

High-dosage EPIAO

We have completed the Phase III trial for high-dosage (36,000 IU) EPIAO and will commence patient follow-up visits in the second half of 2008. The data generated from these follow-up visits are not required for SFDA approval and are for our internal reference only. We remain confident in the overall safety and efficacy of the product and expect filing with SFDA in the third quarter of 2008.

TPIAO for ITP

As we announced in the last quarter earnings release, the Phase III trial for TPIAO for the treatment of idiopathic thrombocytopenic purpura (ITP) was delayed due to a higher than expected patient drop-off rate (patients left the hospital before the required observation time) as a result of the protocol setting employed by the clinical centers. We have corrected the protocol setting, enrolled five other large clinical centers to the trial and increased the level and frequency of clinical monitoring to increase the speed of patient recruitment. To date, we have seen significant progress and expect to complete the clinical study and file with the SFDA in the fourth quarter of 2008.

NuLeusin

We have completed the Phase III trial for NuLeusin, our second generation IL-2, with positive results based on our data to date. We expect to file with the SFDA for approval in the second half of 2008.

Conference Call

3SBio senior management will host a conference call at 5:00 am (Pacific) / 8:00 am (Eastern) / 8:00 pm (Beijing/Hong Kong) on Thursday, May 15, 2008 to discuss its 2008 first quarter financial results and recent business activity. The conference call may be accessed by calling (US) +1 480 248 5081 / (UK) +44 (0)20 8515 2301 / (HK) +852 3009 5027. A telephone replay will be available shortly after the call until May 29, 2008 at (US) +1 303 590 3030/ (UK) +44 (0)20 7154 2833, Passcode: 3872203; and (HK) +852 2287 4304, Passcode: 030 110#.

A live webcast of the conference call and replay will be available on the investor relations page of 3SBio’s website at www.3sbio.com

About 3SBio Inc.

3SBio Inc. is a leading, fully integrated biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, primarily in China. For more information, please visit 3SBio on the web at www.3sbio.com

Safe Harbor Statement

Statements in this release regarding certain anticipated business prospects constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon 3SBio management’s current expectations, and actual results could differ materially. Among the factors that could cause 3SBio’s actual results to differ from what the company currently anticipates may include competition from other domestic and foreign pharmaceutical companies; the expected market growth for pharmaceutical products in China; market acceptance of 3SBio products; expected hospital or patient demand for our products; 3SBio’s ability to expand its production, sales and distribution network and other aspects of its operations; its ability to effectively protect its intellectual property; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government and changes in the healthcare insurance sector in the PRC; and fluctuations in general economic and business conditions in China. For additional information on these and other factors that may affect the 3SBio’s financial results, please refer to the company’s filings with the Securities and Exchange Commission at www.sec.gov. 3SBio undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

Contact:

Investor Contact: Kevin Teo, CFO 3SBio Inc. No.3 A1, Road 10, Shenyang Development Zone Shenyang, China 110027 +86 (24) 2581 1820 IR@3sbio.com www.3SBio.com	Investor Relations (US): Mahmoud Siddig, Director Taylor Rafferty 205 Lexington Avenue 8th Floor New York, NY 10016 +1 (212) 889-4350 3sbio@taylor-rafferty.com www.taylor-rafferty.com

Investor Relations (HK): Ruby Yim, Managing Director Taylor Rafferty Room 3213, Cosco Tower 183 Queen’s Road Central Hong Kong, China +852 3196 3712 3sbio@taylor-rafferty.com www.taylor-rafferty.com	Media Contact: John Dudzinsky, Director Taylor Rafferty 205 Lexington Avenue 8th Floor New York, NY 10016 +1 (212) 889-4350 3sbio@taylor-rafferty.com www.taylor-rafferty.com

3SBio Inc. and subsidiaries

Unaudited consolidated balance sheets

(expressed in thousands)

	December 31 2007	March 31 2008	March 31 2008
	RMB	RMB	US$
Assets

Current assets

Cash and cash equivalents	811,026	790,390	112,720
Accounts receivable, less allowance for doubtful accounts:
December 31, 2007 – RMB5,257; March 31, 2008 – RMB5,685 (US$811)	55,186	62,382	8,896
Inventories	6,882	6,847	977
Prepaid expenses and other receivables	12,074	9,093	1,297
Structured deposits	3,527	13,281	1,894
Deferred tax assets	2,335	1,725	246

Total current assets	891,030	883,718	126,030

Available-for-sale securities	15,196	16,296	2,324
Property, plant and equipment, net	49,465	52,423	7,476
Lease prepayments	9,247	9,159	1,306
Non-current deposits	6,124	3,492	498
Income tax receivable	556	—	—
Deferred tax assets	1,857	1,881	268

Total assets	973,475	966,969	137,902

Liabilities

Current liabilities

Accounts payable	1,693	1,917	273
Deferred grant income	374	374	53
Accrued expenses and other payables	22,626	22,968	3,276
Income tax payable	—	4,962	708
Other current liabilities	67	68	10

Total current liabilities	24,760	30,289	4,320

Deferred grant income	3,526	3,433	490
Other liabilities	848	824	117

Total liabilities	29,134	34,546	4,927

Commitments and contingencies
Minority interests	549	472	67

Shareholders’ equity

Share capital - ordinary shares US$0.0001 par value, 500,000,000 shares authorized, 152,099,155 shares issued and outstanding as of December 31, 2007 and March 31, 2008	122	122	17
Additional paid-in capital	917,527	918,388	130,974
Accumulated other comprehensive loss	(48,338)	(80,790)	(11,522)
Retained earnings	74,481	94,231	13,439

Total shareholders’ equity	943,792	931,951	132,908

Total liabilities and shareholders’ equity	973,475	966,969	137,902

3SBio Inc. and subsidiaries

Unaudited quarterly consolidated statements of income

(expressed in thousands, except per share , per ADS and other share and ADS data)

	For the Three Months Ended March 31,
	2007	2008	2008
	RMB	RMB	US$
Net Revenues:
EPIAO	25,118	35,469	5,058
TPIAO	7,566	15,420	2,199
Intefen	955	1,084	155
Inleusin	300	177	25
Export	650	1,897	270
Iron	545	1,387	198
Others	239	33	5

Total	35,373	55,467	7,910
Cost of revenues	(2,930)	(4,911)	(700)

Gross profit	32,443	50,556	7,210

Operating expenses
Research and development expense	(2,187)	(2,756)	(393)
Sales, marketing and distribution expense	(15,573)	(25,623)	(3,654)
General and administrative expense	(3,091)	(7,994)	(1,140)

Total operating expenses	(20,851)	(36,373)	(5,187)

Operating income	11,592	14,183	2,023

Total other income, net	6,368	8,834	1,260

Income before income tax expense and minority interests	17,960	23,017	3,283
Income tax expense	(1,758)	(3,344)	(477)

Income before minority interests	16,202	19,673	2,806
Minority interests, net of tax	(50)	77	11

Net income	16,152	19,750	2,817

Net income per share:
Basic and diluted	0.12	0.13	0.02

Basic weighted average number of shares outstanding	130,004,114	152,099,155	152,099,155
Effect of dilutive potential shares	161,867	1,634	1,634

Diluted weighted average number of shares outstanding	130,165,981	152,100,789	152,100,789

Net income per ADS:
Basic and diluted	0.87	0.91	0.13

Basic weighted average number of ADSs outstanding	18,572,016	21,728,451	21,728,451
Effect of dilutive potential ADSs	23,124	233	233

Diluted weighted average number of ADSs outstanding	18,595,140	21,728,684	21,728,684

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